WESTRANGE CORP.

201-2500 13th Avenue

Regina, Saskatchewan

S4P 0W2

ALBERTA SECURITIES COMMISSION

19th Floor, 10025 Jasper Avenue

Edmonton, Alberta T5K 3Z5

BRITISH COLUMBIA SECURITIES COMMISSION

P. O. Box 10142

Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

SASKATCHEWAN SECURITIES COMMISSION Suite 800, 1920 Broad Street Regina, Saskatchewan S4P 3V7 THE TORONTO STOCK EXCHANGE VENTURE EXCHANGE INC. 10th Floor, 300 5th Avenue S. W., Calgary, Alberta T2P 3C4

Dear Sirs:

Re:     WESTRANGE CORP.
            Material Change Report Under Section 118 of the Securities Act (Alberta), Section
            85 of the Securities Act (British Columbia) and Section 84 of the Securities Act
            (Saskatchewan)

This letter is intended as a statement setting for certain matters that may be a material change in the affairs of Westrange Corp. ("the "Corporation"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the Toronto Stock Exchange Venture Exchange, being the Exchange on which the Corporation's share are listed.

Item 1. Reporting Issuer

Westrange Corp.

201-2500 13th Avenue,

Regina, Saskatchewan

S4P 0W2

Telephone (306) 545-2277

Facsimile (306) 545-3262

Item 2. Date of Material Change

The material change occurred on or about November 8, 2002.

Item 3. Publication of Material Change

On November 8, 2002, the Corporation announced that it made an investment in H.T.C. Hydrogen Thermochem Corp. The news release was issued through Canada Stock Watch, filed on SEDAR and is attached.

Item 4. Summary of Material Change

A news release was issued on November 8, 2002, announcing that the Corporation made an investment in H. T. C. Hydrogen Thermochem Corp. H. T. C. Hydrogen Thermochem Corp. is a Regina-based Canadian-controlled corporation involved in the research and development of commercial hydrogen production. Westrange acquired 50,000 Common A shares at a value of $2.00 per share for a total purchase price of $CDN 100,000.

Item 5. Full description of Material Change

Lionel Kambeitz, Chairman and CEO, Westrange Corp., announced today that the Corporation has made an investment in H. T. C. Hydrogen Thermochem Corp. H. T. C. Hydrogen Thermochem Corp. is a Regina-based Canadian-controlled private corporation involved in the research and development of commercial hydrogen production. Westrange acquired 50,000 Common A Shares at a value of $2.00 per share for a total purchase price of $CDN 100,000.

Item 6. Reliance on Section 118(4) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officer

The name of the senior officer who is knowledgeable about the material change and who can be contacted by the Commission is: Lionel Kambeitz, Chairman and Chief Executive Officer, telephone (306) 545-2277.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Regina, Saskatchewan this 18th day of November 2002.

Yours truly,

WESTRANGE Corp.

Per: /s/Lionel Kambeitz
 Lionel Kambeitz, Chairman and Chief Executive Officer.

WESTRANGE Corp.	News Release
For immediate release	November 8, 2002

WESTRANGE Corp. (WRC:TSXVX)

announces initial investment in alternative energy sector

Regina, Saskatchewan, Canada: Lionel Kambeitz, Chairman and CEO, Westrange Corp., announced today that the Corporation has made an investment in H. T. C. Hydrogen Thermochem Corp. H. T. C. Hydrogen Thermochem Corp. is a Regina-based Canadian-controlled private corporation involved in the research and development of commercial hydrogen production.

      Westrange acquired 50,000 Common A Shares at a value of $2.00 per share for a total purchase price of $CDN 100,000.

      H. T. C. Hydrogen Thermochem Corp. is positioned to be leader in hydrogen Thermochemical development and is perfecting a proprietary Thermochemical hydrogen catalyst process to be utilized for the commercial production of hydrogen as an alternative energy source.

The TSX Venture Exchange has not reviewed and does not take any responsibility for the adequacy or accuracy of the information contained in this news release.

For more information contact:

Kevin Sidloski, Director, Westrange Corp.

Telephone: (306) 842-2030

Fax: (306) 848-0647

e-mail: investorrelations@westrange .com